Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

March 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Esq., Legal Branch Chief
Edwin Kim, Esq., Staff Attorney
Robert Littlepage, Accounting Branch Chief
Claire DeLabar, Staff Accountant

Re:	Coursera, Inc.

Registration Statement on Form S-1

Registration File No. 333-253932

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Coursera, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Standard Time, on March 30, 2021 or as soon thereafter as practicable, or at such later time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC As representatives of the several underwriters By: MORGAN STANLEY & CO. LLC

By:	/s/ Lauren E. Cummings
Name: Lauren E. Cummings
Title: Managing Director
By: GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]